Exhibit 99.30

FEE LETTER

PRIVATE & CONFIDENTIAL

To:	Selina Hospitality PLC (the Company or you)
27 Old Gloucester Street, London WC1N

January 25, 2024

Osprey Fee Letter

1.	Introduction

1.1	We refer to the intercreditor agreement dated on or around the date of this letter between, among others, you, Selina Nomad Limited, Selina Brand Holdings Limited and Aether Financial Services UK Limited (the “Intercreditor Agreement”).

1.2	Words and expressions defined in the Intercreditor Agreement have the same meanings when used in this letter unless otherwise provided or the context otherwise requires.

1.3	This letter is a “Fee Letter” (howsoever described) and a “Transaction Document” for all purposes under and as defined in each Senior Secured Convertible Notes Instrument, each New Money Document (as defined below), and, in each case, each “Transaction Document” referred to therein.

2.	Fees and Return

2.1	In consideration for us or our Affiliates, as applicable: (i) underwriting the USD12,000,000 equity subscription agreement to be dated on or around the date of this letter between you and Osprey International Limited and the USD16,000,000 equity subscription agreement to be dated on or around the date of this letter between you and Osprey International Limited (the “New Money Documents”) and (ii) providing continued operational assistance to you, you shall pay (or procure that one of your direct or indirect Subsidiaries pays) to us:

(a)	all amounts and other consideration payable by you under and in accordance with the terms of the New Money Documents; and

(b)	a fee equal to US$1,987,767.82 (the “Minimum Return Fee”),

together, the “Return”.

2.2	The Minimum Return Fee shall be payable on the date that Osprey exercises its rights to acquire new ordinary shares of the Company under the warrant agreements (as may be amended) issued by the Company to us (the “Warrant Agreements”) in respect of 11,851,853 ordinary shares of the Company (having a nominal value of $0.005064 each, rounded to six decimal places) and 380,677,338 ordinary shares of the Company, respectively (the “Warrant Shares”), as such number of warrants may be adjusted in accordance with the terms of the Warrant Agreements. Upon each exercise by us, the obligation of the Company to pay the Minimum Return Fee to us hereunder shall be settled and discharged pro tanto by way of set-off against the Company’s right to payment of the exercise price (which the parties to this letter agree is a liquidated sum due and payable to the Company as contemplated under Section 583(3)(c) of the Companies Act 2006), and our obligation to pay such exercise price under the Warrants Agreements shall be deemed to have been set-off pro tanto against the Minimum Return Fee payable hereunder. If and to the extent the Warrant Shares are not exercised in full in accordance with the terms of, and before the deadline for such exercise under, the Warrant Agreements, the Company’s obligation to pay the remaining portion of the Minimum Return Fee (if any) hereunder shall be deemed to have been waived by us.

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2.3	You acknowledge that additional fees may be negotiated between us in addition to the Minimum Return Fee. In these circumstances, the amount of the Minimum Return Fee shall be amended in writing to reflect the revised amount agreed between us and any references to Minimum Return Fee shall be interpreted so as to refer to such revised amount agreed between us.

2.4	You agree that:

(a)	the Return is reasonable, equitable and proportionate to the credit risks we and our Affiliates are assuming pursuant to, among other things, the New Money Documents, and the other services we and our Affiliates have provided prior to the date hereof and continue to provide to the Company and its direct and indirect Subsidiaries; and

(b)	the Return and the New Money Documents are provided on arms’ length terms and are consistent with market practice having regard to the financial and business condition of the Company.

2.5	Notwithstanding paragraph 2.1 above, we may direct the Company to pay the Minimum Return Fee to any of our Affiliates or to otherwise satisfy payment of the Minimum Return Fee by the Company in such other manner as may be mutually agreed between us and the Company. The payment of the Minimum Return Fee to our Affiliate at our direction shall satisfy in full the Company’s obligation to pay such fee to us.

3.	Miscellaneous

3.1	You agree that, once paid, the Minimum Return Fee shall be non-refundable, and any payment of the Minimum Return Fee shall be made in full without any set-off, counterclaim, deduction or withholding for or on account of tax (a Tax Deduction) unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made, the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

3.2	The Minimum Return Fee is exclusive of any value added tax or similar charge (VAT). If VAT is chargeable, you shall pay to us the amount of the VAT at the same time as making the Minimum Return Fee payment.

3.3	The Minimum Return Fee is payable in US Dollars (USD) and in immediately available, freely transferable, cleared funds to the account notified by us to you for this purpose.

3.4	You may not assign or transfer any of your rights, or be relieved of any of your obligations, under this letter without our prior written consent.

3.5	This letter may only be amended or waived in writing with the agreement of all parties.

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4.	Confidentiality

The existence of this letter and its terms are subject to the confidentiality and publicity restrictions set out in the Senior Secured Convertible Notes Instruments.

5.	Third Party Rights

5.1	Except as otherwise expressly provided in this letter, the terms of this letter may be enforced only by a party to it and the operation of the Contracts (Rights of Third Parties) Act 1999 is excluded.

5.2	Notwithstanding any term of this letter, no consent of a third party is required for any termination or amendment of this letter.

6.	Counterparts

This letter may be executed in any number of counterparts and all those counterparts taken together shall be deemed to constitute one and the same letter. Delivery of a counterpart of this letter by e-mail attachment or telecopy shall be an effective mode of delivery.

7.	Governing Law and Jurisdiction

This letter and any non-contractual obligations arising out of or in relation to this letter are governed by English law. The parties to this letter submit to the exclusive jurisdiction of the English courts.

Please confirm your agreement to the terms of this letter by signing and returning to us the enclosed copy of this letter.

Yours faithfully

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SIGNATURE PAGES TO THE FEE LETTER

For and on behalf of
Osprey International Limited

/s/ GIORGOS GEORGIOU

Name:	Giorgos Georgiou

Title:	Director

[Signature Page to the Osprey Fee Letter]

We agree to the terms of this letter.

/s/ RAFAEL MUSERI

for and on behalf of

SELINA HOSPITALITY PLC

Date: 25 January 2024

[Signature Page to the Osprey Fee Letter]